Exhibit 8.1

Significant Subsidiaries

The following is a list of all of the significant subsidiaries of G. Willi-Food International Ltd., including the name, country of incorporation and proportion of ownership interest.

Name of the Company	Country of Incorporation	Percentage of Ownership Interest

Subsidiaries:

W.F.D. (import, marketing and trading) Ltd.	Israel	100%
W. Capital Ltd. (Former: "B.H.W.F.I. Ltd.)	Israel	100%
Gold Frost Ltd.	Israel	100%